LAW OFFICES OF
DERENTHAL & DANNHAUSER LLP
LAKE MERRITT PLAZA
1999 HARRISON STREET, 26TH FLOOR
OAKLAND, CALIFORNIA 94612
(510) 350-3070
FACSIMILE: (510) 834-8309

October 18, 2013

VIA EDGAR

David L. Orlic, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:         WNC Housing Tax Credit Fund V, L.P., Series 3 (“Issuer”)
Schedule 13E-3 filed by Issuer, WNC & Associates, Inc., WNC Investment Partners, LLC and WNC Community Preservation Partners, LLC
Filed October 2, 2013
File No. 005-52597

Preliminary Schedule 14A
Filed October 2, 2013
File No. 033-91136

Dear Mr. Orlic:

I am writing in response to your letter of October 15, 2013 regarding the above-referenced filings. The responses below are numbered to correspond to the numbering system in your letter.

This letter is being filed concurrently with amendment no. 1 to each of the materials described above.  The Issuer intends to file and distribute definitive consent solicitation materials as soon as is practicable.

1.           Please be advised that page 69 of the exhibit has been refiled.

2.           Please see the additional language at the end of the first paragraph in the “Introduction” section of the Consent Solicitation Statement.

3.           Please see the additional final paragraph in the “Proposal - Amendment to Partnership LPA” section of the Consent Solicitation Statement.

4.           Concerning Item 14(c)(2) of Schedule 14A, please be advised that the Partnership’s most recent annual and quarterly financial statements are incorporated by reference into the Consent Solicitation Statement. The other information included in such reports and in any current reports filed since the annual report is also incorporated by reference. Please see the “Financial Information” section. In this regard, the Partnership believes it satisfies the requirements of General Instruction I.A. of SEC Form S-3. Although SEC Form S-4 states that satisfaction with the requirements of General Instruction I.B. of SEC Form S-3 is also required, it is not apparent the manner in which I.B. would be applied when there is no offering of securities, as in the subject filing.

David L. Orlic, Special Counsel
Office of Mergers and Acquisitions
October 18, 2013

The MGP, in connection with the filings of Schedules 13E-3 with and/or for other issuers related to it, has followed a similar course of action after discussion with the staff. In connection with those filings, the staff did not object to the incorporation by reference, except with regard to selected financial data. The subject filing includes selected financial data. The subject filing also includes the information set forth in Items 14(a) through (g) of Form S-4, other than Item 14(e). While copies of the annual and quarterly reports could be provided with the Consent Solicitation Statement, or while the subject filing could be revised to include Items (h) through (j), the Partnership does not believe that such information is material to an informed decision by the Limited Partners. The Partnership’s balance sheets as of March 31, 2013, 2012 and 2011 reflect assets of only approximately $367,000, $14,000, and $32,000 (the 2013 increase resulting from other sale activity) while its income (losses) for the years ended March 31, 2013, 2012 and 2011 were approximately $138,000, $(95,000) and $(281,000).  As reflected on the Partnership’s balance sheets, the Partnership’s investments in the lower tier partnerships were reduced to zero prior to 2009.  Substantially all of the losses from operations are generated by administrative and management fees and expenses and bad debt expenses at the Partnership level, and they will be eliminated when the sale of all assets is completed.

The Partnerships’ investors invested primarily to obtain allocations of low income housing tax credits.  Relatively few of the investors (___ of _____) have opted to receive from the Partnership copies of the Partnership’s periodic reports.  The investors primary concern is the receipt of annual tax results as set forth on IRS Schedule K-1.  Now that the tax credit compliance period for the Partnership’s properties has terminated, and given the unpaid and accrued debts and expenses, the MGP understands the primary concern of the majority of investors is the dissolution of the Partnership, which would end the need of investors to include Partnership tax results in their individual tax returns, and will terminate the Partnership’s payment of ongoing administrative and management fees and expenses.  In a transaction involving acquired / acquiring companies, financial statements are material to an analysis of the transaction.  However, where all of a Partnership’s assets are to be sold for cash, and the transaction is the anticipated culmination of the Partnership’s investment cycle, rather than a sale of assets in a reorganization transaction, the Partnership believes that the same disclosure considerations do not apply. The Consent Solicitation Statement and accompanying materials already exceed 30 pages. The inclusion of the non-material financial information would increase the materials to more than 40 pages, with little or no apparent benefit to the Limited Partners.

With regard to Item 14(c)(1), the Partnership is of the view that the information regarding the LP Purchaser or the GP Purchaser is not material to an informed decision by the Limited Partners, except to the extent already included in the Consent Solicitation Statement. The proposed transaction is for all cash, the Partnership would be liquidated as a consequence of the completion of the transaction, and the Limited Partners and the Partnership will have no involvement with the LP Purchaser or the GP Purchaser after completion of the transaction.

David L. Orlic, Special Counsel
Office of Mergers and Acquisitions
October 18, 2013

5.           The “Conflicts and Other Special Factors; Fairness” section has been moved forward in the Consent Solicitation Statement, has been combined with the “Purposes, Alternatives and Reasons for the Sale; Effects of the Sale” section, and renamed “Special Factors.”

6.           We note that the transactions referred to in paragraph (a)(3) of Rule 13e-3 are: (A) A purchase of any equity security by the issuer of such security or by an affiliate of such issuer; (B) A tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or (C) A solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests.

As indicated in the chart included in the “Special Factors - Fairness” section of the Consent Solicitation Statement, none of the prior sales of Local Limited Partnership Interests or Apartment Complexes was a sale to an affiliate. Rather, each sale was to a non-affiliate. Accordingly, the Partnership is of the view that none of the prior sales was a transaction referred to in paragraph (a)(3) of Rule 13e-3.

7.           Please see the additional language added to the end of clause (ii) in the “Special Factors - Fairness” section.

8.           Please see the changes throughout the “Special Factors - Fairness” section.

9.           Please see the additional language added to the end of the third paragraph in the “Special Factors - Fairness” section.

10.         Please see the references to “the Partnership” added in two places in the first paragraph in the “Management” section and the third paragraph added in the “Purchaser” section.

11.         Please see the revised Proposal.

Please contact the undersigned if you have any further questions or comments in this regard.

Very truly yours,

                    /s/ PAUL G. DANNHAUSER

Paul G. Dannhauser